SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PARAMETRIC TECHNOLOGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock

par value $.01 per share

(Title of Class of Securities)

699173100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Cornelius F. Moses, III

Executive Vice President and Chief Financial Officer

Parametric Technology Corporation

140 Kendrick Street

Needham, Massachusetts 02494

(781) 370-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Matthew C. Dallett, Esq.

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable

Date Filed: Not Applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program by Parametric Technology Corporation (the “Company”):

On January 10, 2004, the Company filed with the Securities and Exchange Commission on Schedule 14A preliminary forms of a letter to stockholders, Notice of Annual Meeting of Stockholders, Proxy Statement and form of Proxy (collectively the “Preliminary Proxy Materials”) in connection with the Company’s 2005 Annual Meeting of Stockholders at which the Company’s stockholders will vote on a proposal to approve amendments to the Company’s 2000 Equity Incentive Plan, including authority for an option exchange program as described in the Preliminary Proxy Materials (the “Exchange Program”). The Preliminary Proxy Materials are attached as Exhibit 99.1 hereto.

Additional Information About the Option Exchange Program and Where to Find It

Neither the above information nor the Preliminary Proxy Materials constitute an offer to holders of options to exchange their options. When the Exchange Program is commenced, the Company will provide optionholders who are eligible to participate in the Exchange Program with written materials explaining the terms of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read these materials carefully when they receive them because they will contain important information about the Exchange Program. The Company will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange Program. The tender offer statement and all written materials attached to it explaining the Exchange Program will be available free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Preliminary Proxy Statement for 2005 Annual Meeting of Stockholders (incorporated by reference to our Schedule 14A, filed with the Securities and Exchange Commission on January 10, 2005).